

March 27, 2012

Via E-mail
Mr. John T. Drexler, Senior Vice President and Chief Financial Officer
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141

   Re: Arch Coal, Inc.
     Registration Statement on Form S-4
     Filed March 1, 2012
     File No. 333-179842

Dear Mr. Drexler:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4, filed on March 1, 2012

General

1. We note that the company has outstanding Staff comments related to its Form 10-K for fiscal year ended December 31, 2011, filed with the Commission on February 29, 2012. Please note that such Staff comments must be resolved prior to the company's request for acceleration in connection with the Form S-4.

2. We note the graphic illustration of the corporate structure on page 2 appears to be missing line(s) linking Arch Coal, Inc. to its subsidiaries. We also note the ownership interests in Exhibit 21.1 to your Form 10-K for fiscal year ended December 31, 2011. Please revise your corporate structure illustration as appropriate.

3. It appears that you acquired International Coal Group in June 2011. It appears that the associated financial statements of this acquisition as filed in the Form 8-K on May 31, 2011 have not been included within this registration statement as required by Item 10 of the Form S-4. Please revise to incorporate the Form 8-K by reference or tell us why you do not believe it is required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director